Raymond James Financial Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Filer:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**05/31/12**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Jennifer Ackart
Submission Contact Phone Number	727-567-4303
Exchange	NONE
Confirming Copy	off
Filer CIK	0000720005
Filer CCC	xxxxxxxx
Period of Report	05/31/12
Item IDs	7.01
	9.01
Notify via Filing website Only	off
Emails	doug.krueger@raymondjames.com
	michael.castellani@raymondjames.com
	jennifer.ackart@raymondjames.com
	jonathan.oorlog@raymondjames.com
	mike.badal@raymondjames.com
	megan.nelson@raymondjames.com
	rjbank-finance@rjlan.rjf.com
	nancy.coan@raymondjames.com
	jesus.jimenez@raymondjames.com

Documents

8-K	k853112.htm
	8-K
EX-99.1	ex99_1.htm
	Sandler O'Neill Conference Press Release
EX-99.2	ex99_2.htm
	Dividend Press Release
GRAPHIC	rjflogo.jpg
	Logo
8-K	submissionpdf.pdf
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

                <field sid="SubTable_periodOfReport_"><value>05/31/12</value></field>
                <combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k853112.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K</value></field>
                <data sid="data1"><filename>k853112.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>Sandler O'Neill Conference Press Release</valu
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>ex99_2.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>EX-99.2</value></combobox>
                <field sid="SubDocument_description_2"><value>Dividend Press Release</value></field>
                <data sid="data3"><filename>ex99_2.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>rjflogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_3"><value>Logo</value></field>
                <data sid="data4"><filename>rjflogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_4"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_4"><value>8-K</value></combobox>
                <field sid="SubDocument_description_4"><value>PDF</value></field>
                <data sid="data5"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></fiel
                <field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></
                <field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></
                <field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field
                <field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></fie
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></fiel
                <field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field
                <field sid="SubInternet_internetAddress_8"><value>jesus.jimenez@raymondjames.com</value></fi
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

May 31, 2012
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On May 31, 2012, Raymond James Financial, Inc. (the "Company") issued a press release to announce that it will speak at the Sandler O'Neill + Partners, L.P. Global Exchange and Brokerage Conference on Friday, June 8, at 11:00 a.m. ET in New York City. Links to the webcasts and presentation slides will be available the morning of the presentation on raymondjames.com under Our Company, Investor Relations, Presentations and Webcasts. A copy of this press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In addition, the Company issued a press release on the same day to announce that the Company's Board of Directors declared a quarterly cash dividend on its common shares of $.13 per share payable on July 17, 2012 to the shareholders of record on July 2, 2012. A copy of this press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

The information furnished herein, including Exhibit 99.1 and Exhibit 99.2, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

      (d) The following are filed as exhibits to this report:

Exhibit No.

      99.1 Press release dated May 31, 2012, issued by Raymond James Financial, Inc.

      99.2 Press release dated May 31, 2012 issued by Raymond James Financial, Inc.


SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                    RAYMOND JAMES FINANCIAL, INC.

Date: May 31, 2012   By: /s/ Jeffrey P. Julien
                                              Jeffrey P. Julien
                                            Executive Vice President – Finance,
                                          Chief Financial Officer and Treasurer

RAYMOND JAMES

May 31, 2012
FOR IMMEDIATE RELEASE

RAYMOND JAMES TO PRESENT AT SANDLER O'NEILL
GLOBAL EXCHANGE AND BROKERAGE CONFERENCE

ST. PETERSBURG, Fla. – Raymond James Financial, Inc. announced today that CEO Paul Reilly and CFO Jeff Julien will speak at the Sandler O'Neill + Partners, L.P. Global Exchange and Brokerage Conference on Friday, June 8, at 11 a.m. ET in New York City.

Links to the webcast and presentation slides will be available on raymondjames.com under About our Company, Investor Relations, Presentations and Webcasts. The session will also be available via audio conference by dialing 877-253-8059 and using pass code 1079263715#.

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its four principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services, Raymond James | Morgan Keegan and Raymond James Ltd., have more than 6,000 financial advisors serving over 2 million accounts in more than 2,500 locations throughout the United States, Canada and overseas. In addition, total client assets exceed $370 billion, of which approximately $40 billion are managed by the firm's asset management subsidiaries.

Forward Looking Statements

Certain statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements, due to a number of factors, which include, but are not limited to, difficulty integrating Raymond James' and Morgan Keegan's businesses or realizing the projected benefits of the acquisition, the inability to sustain revenue and earnings growth, changes in the capital markets, diversion of management time on integration issues, and other risk factors discussed in documents filed by Raymond James with the Securities and Exchange Commission from time to time, including Raymond James' 2011 Annual Report on Form 10-K and the quarterly report on Form 10-Q for the quarters ended December 31, 2011 and March 30, 2012, which are available on RAYMONDJAMES.COM and SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. Raymond James will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

.

For more information, please contact Steve Hollister at 727-567-2824.

Please visit the Raymond James Press Center at raymondjames.com/media.

Exhibit 99.2

RAYMOND JAMES

May 31, 2012
FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL
MAINTAINS QUARTERLY DIVIDEND

ST. PETERSBURG, Fla. – The Raymond James Financial Board of Directors today declared a quarterly cash dividend on its common shares of $.13 per share, payable July 17, 2012, to shareholders of record on July 2, 2012.

"This is the 27th consecutive year in which Raymond James has paid our shareholders a dividend," said Executive Chairman Thomas A. James. "The board is pleased to continue sharing the firm's success with our shareholders."

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its four principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services, Raymond James | Morgan Keegan and Raymond James Ltd., have more than 6,000 financial advisors serving over 2 million accounts in more than 2,500 locations throughout the United States, Canada and overseas. In addition, total client assets exceed $370 billion, of which approximately $40 billion are managed by the firm's asset management subsidiaries.

Forward Looking Statements

Certain statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements, due to a number of factors, which include, but are not limited to, difficulty integrating Raymond James' and Morgan Keegan's businesses or realizing the projected benefits of the acquisition, the inability to sustain revenue and earnings growth, changes in the capital markets, diversion of management time on integration issues, and other risk factors discussed in documents filed by Raymond James with the Securities and Exchange Commission from time to time, including Raymond James' 2011 Annual Report on Form 10-K and the quarterly report on Form 10-Q for the quarters ended December 31, 2011 and March 30, 2012, which are available on RAYMONDJAMES.COM and SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. Raymond James will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

.

For more information, please contact Steve Hollister at 727-567-2824.

Please visit the Raymond James Press Center at raymondjames.com/media.